SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                         THE SIRENA APPAREL GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    82966Q102
                                 (CUSIP Number)

                            American Industries, Inc.
                             1750 N.W. Front Avenue
                                    Suite 106
                             Portland, Oregon 97209
                                 (503) 222-0060
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                     Tonkon, Torp, Galen, Marmaduke & Booth
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440

                                   May 2, 1997
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No. 82966Q102


1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person

         American Industries, Inc.
         IRS Identification Number:  93-0331722


2.       Check the appropriate box if a member of a group     (a) / /
                                                              (b) /x/

3.       SEC USE ONLY


4.       Source of Funds

         WC,00,BK


5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(E)                                       / /


6.       Citizenship or place of organization

         Oregon


7.       Sole Voting Power

         1,530,000*


8.       Shared Voting Power

         -0-


9.       Sole Dispositive Power

         1,530,000*



----------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims beneficial ownership of such shares.


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10.      Shared Dispositive Power

         -0-

11.      Aggregate amount beneficially owned by each reporting person

         1,530,000*


12.      Check box if the aggregate amount in row (11) excludes certain shares
         /x/


13.      Percent of class represented by amount in row (11)

         32.9 percent*


14.      Type of Reporting Person

         CO




----------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims beneficial ownership of such shares.

ITEM 1. SECURITY AND ISSUER

         Title of Class:

                  Common Stock, par value $.01 per share.

         Name and Address of Principal Executive Offices of Issuer:

                  The Sirena Apparel Group, Inc.
                  10333 Vacco Street
                  South El Monte, California  91733

ITEM 2.  IDENTITY AND BACKGROUND

         Reporting Person:

                  The reporting person is American Industries, Inc., a corporation organized under the laws of the state of Oregon ("American").

                  The principal business of American has historically been steel fabrication and operation of steel service centers. At the present time, its principal business is investments. Its principal business address and its principal executive offices are located at:

                           1750 N.W. Front Avenue
                           Suite 106
                           Portland, OR  97209

         Persons enumerated pursuant to General Instruction C:

                  The following information is provided with respect to the executive officers and directors of American and each person controlling American:


Name and Business                                   Principal Occupation
   Address                 Citizenship                  or Employment
-----------------          -----------              --------------------

Howard H. Hedinger            USA                   Chairman and President
                                                    American Industries, Inc.
                                                    1750 N.W. Front Avenue
                                                    Suite 106
                                                    Portland, OR  97209

Robert M. Johnson             USA                   Investor
                                                    917 S.W. Oak, #333
                                                    Portland, OR  97205

Ellison C. Morgan             USA                   Investor
                                                    11510 S.W. Summerville
                                                    Portland, OR  97219

M.J. Lampros                  USA                   President
                                                    Lampros Steel
                                                    8524 N. Crawford
                                                    Portland, OR  97203

During the last five years, neither the reporting person, nor any of the persons enumerated above pursuant to General Instruction C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The funds used by American to purchase the shares held by it pursuant to transactions consummated by a registered broker/dealer on the Nasdaq National Market and pursuant to the agreement between American and Signal Capital Corporation ("Signal") more fully discussed in Item 5 below (the "Agreement") ("Exhibit A") were provided by the general working capital funds of American, by funds advanced through a margin account with Black and Company, Inc., One Southwest Columbia Street, Portland, Oregon 97258 and by a loan secured by real property ("Exhibit B") provided to American by United States National Bank of Oregon. As of the date of this report, funds invested in the subject security by American aggregated $5,780,918.

ITEM 4. PURPOSE OF TRANSACTION

          American purchased and holds the shares for investment purposes. It has no immediate plans to either acquire more shares or to dispose of shares. It is possible that American may acquire additional shares, or dispose of shares, either through brokerage firms or in privately negotiated transactions. Its decision to do so will be influenced by, among other considerations, investment characteristics of the securities, as well as both fundamental and technical analyses of the issuer and the securities markets generally.

          Pursuant to the May 7, 1997 consummation of the Agreement, three directors of the issuer are expected to resign and American expects to seek representation on the issuer's Board of Directors. However, American has no present plans to make any proposals which would result in the issuer engaging in any extraordinary corporate transactions or to change management.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER

          American has acquired an aggregate of 1,530,000* shares of the issuer's Common Stock, representing, in the aggregate, approximately 32.9%* of the issuer's outstanding Common Stock. 433,815 such shares were acquired by American in transactions by a registered broker/dealer on the Nasdaq National Market as follows:

DATE          NUMBER OF SHARES        PRICE PER SHARE   AGGREGATE PRICE
----          ----------------        ---------------   ---------------

11/10/95          100,000                   $6.50       $  650,000.00

12/19/95           20,000                   $5.81       $  116,200.00

12/27/95           60,000                   $5.75       $  345,000.00

1/04/96            40,000                   $6.63       $  265,200.00

1/05/96            10,000                   $6.63       $   66,300.00

1/11/96             5,000                   $6.50       $   32,500.00

1/12/96            10,000                   $6.38       $   63,750.00

1/22/96            10,000                   $6.38       $   63,750.00

1/29/96             5,000                   $6.00       $   30,000.00

2/02/96            20,000                   $5.94       $  118,750.00

2/05/96             5,000                   $5.88       $   29,375.00

2/06/96             5,000                   $5.88       $   29,375.00

2/08/96            20,000                   $5.88       $  117,500.00

4/10/96            10,000                   $4.88       $   48,750.00

4/11/96             5,000                   $4.88       $   24,375.00

4/12/96             5,000                   $4.75       $   23,750.00

4/18/96            40,000                   $4.75       $  190,000.00

6/12/96             5,000                   $4.13       $   20,628.00

4/24/97            30,000                   $3.16       $   94,687.50

----------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims beneficial ownership of such shares.

DATE          NUMBER OF SHARES        PRICE PER SHARE   AGGREGATE PRICE
----          ----------------        ---------------   ---------------

4/29/97             5,000                   $3.25       $   16,253.00

5/2/97              5,000                   $3.25       $   16,253.00

5/5/97             10,000                   $3.28       $   32,803.00

5/6/97              8,815                   $3.25       $   28,651,75
                                                        -------------

                                                TOTAL   $2,423,851.25

          In addition, on May 2, 1997, American reached an agreement with Signal pursuant to which, on May 7, 1997, it acquired from Signal 1,096,185 shares of the issuer's Common Stock at a price per share of $3 1/16 and a total purchase price of $3,357,067. Such purchase brings American's holdings of the issuer's Common Stock to 1,530,000* shares, representing, in the aggregate, approximately 32.9%* of the issuer's outstanding Common Stock.

          In each case, American has or will have the power to vote, or direct the vote, of the securities and to dispose, or direct disposal, of the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A         May 2, 1997 Stock Purchase Agreement between American Industries, Inc.
          and Signal Capital Corporation.

B Promissory Note between United States National Bank of Oregon and American Industries, Inc. executed in connection with Stock Purchase Agreement filed herewith as Exhibit A.




--------------------------
* Does not include 20,000 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President. The reporting person disclaims beneficial ownership of such shares.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 8, 1997                 AMERICAN INDUSTRIES, INC.



                                    By: /s/ Howard H. Hedinger
                                       ----------------------------
                                       Howard H. Hedinger, Chairman

                                  EXHIBIT INDEX
                                  -------------
                                                                           Page
                                                                           ----

99.A      May 2, 1997 Stock Purchase Agreement between American
          Industries, Inc. and Signal Capital Corporation.

99.B      Promissory Note between United States National Bank of
          Oregon and American Industries, Inc. executed in connection with Stock Purchase Agreement filed herewith as Exhibit A.